FORM U-12(I)-B (THREE-YEAR STATEMENT)

                        SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                           Three-Year Period Ending 1998

                       FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  (To be filed in DUPLICATE.  If acknowledgement is desired, file in triplicate)

                (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.NAME AND BUSINESS ADDRESS OF PERSON FILING STATEMENT.

  Margaret L. Morton, Assistant Secretary
  Northeast Utilities Service Company
  P.O. Box 270, Hartford, Connecticut 06141-0270

2.NAME AND BUSINESS ADDRESSES OF ANY PERSONS THROUGH WHOM THE UNDERSIGNED
    PROPOSES TO ACT IN MATTERS INCLUDED WITHIN THE EXEMPTION PROVIDED BY PARAGRAPH (B) OF RULE U-71.

  None.

3.REGISTERED HOLDING COMPANIES AND SUBSIDIARY COMPANIES BY WHICH THE UNDERSIGNED
    IS REGULARLY EMPLOYED OR RETAINED.

  Northeast Utilities Service Company, a subsidiary of Northeast Utilities. The Northeast Utilities Service Company provides services for Northeast Utilities and its subsidiaries.

4.POSITION OR RELATIONSHIP IN WHICH THE UNDERSIGNED IS EMPLOYED OR RETAINED BY
    EACH OF THE COMPANIES NAMED IN ITEM 3, AND BRIEF DESCRIPTION OF NATURE OF SERVICES TO BE RENDERED IN EACH SUCH POSITION OR RELATIONSHIP.

  The undersigned is Assistant Secretary of Northeast Utilities Service Company. She will represent Northeast Utilities system companies, as and when appropriate, in connection with the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5.(A) COMPENSATION RECEIVED DURING THE CURRENT YEAR AND ESTIMATED TO BE
  RECEIVED OVER THE NEXT TWO  CALENDAR YEARS BY THE UNDERSIGNED OR OTHERS,
  DIRECTLY OR INDIRECTLY, FOR SERVICES RENDERED BY THE      UNDERSIGNED, FROM
  EACH OF THE COMPANIES DESIGNATED IN ITEM 3. (USE COLUMN (A) AS SUPPLEMENTARY STATEMENT ONLY.)

                                                                Person or
                                                              company from
                                                              whom received
                      Salary or other compensation              or to be
   Name of recipient                                            received
                                       to be received
                             (a)                 (b)

   Margaret L. Morton     To be included    To be included   Northeast Utilities
                          in supplemental   in supplemental  Service Company
                          statement.        statement.


   (b) Basis for compensation if other than salary.

6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) EXPENSES INCURRED BY THE UNDERSIGNED OR ANY PERSON NAMED IN ITEM 2, ABOVE, DURING THE CALENDAR YEAR IN CONNECTION WITH THE ACTIVITIES DESCRIBED IN ITEM 4, ABOVE, AND THE SOURCE OR SOURCES OF REIMBURSEMENT FOR SAME.

          (a)  Total amount of routine expenses charged to client:$        None
          (b)  Itemized list of all other expenses:   No other expenses.


  Date   January 23,1996              (Signed)    /s/Margaret L. Morton